UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spherix Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

84842R 304
(CUSIP Number)

Copy To:
Robert Clayton
Chief Financial Officer, Secretary and Treasurer
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102
(703) 992-9260

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84842R 304

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harvey Kesner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF/AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,013(1)
	8.	SHARED VOTING POWER 28,782 (2)
	9.	SOLE DISPOSITIVE POWER 1,013 (1)
	10.	SHARED DISPOSITIVE POWER 28,782 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.63% (based on 820,518 shares of Common Stock issued and outstanding as of May 31, 2013)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Represents options to purchase 1,013 shares of Common Stock at an exercise price of $9.87 per share awarded November 16, 2012 exercisable within 60 days. Excludes options to purchase 750,000 shares of Common Stock at an exercise price of $7.08 per share awarded April 4, 2013 and options to purchase 250,000 shares of Common Stock at an exercise price of $7.08 per share awarded April 4, 2013 subject to certain vesting conditions, including a VWAP of $12.00 per share for 30 of 90 consecutive days prior to December 31, 2014.

(2) Represents (i) 9,391 shares of Common Stock purchased by Paradox Capital Partners, LLC in a Private Placement on November 7, 2012, (ii) warrants to purchase 9,391 shares of Common Stock purchased by Paradox Capital Partners, LLC, in a Private Placement on November 7, 2012 and (iii) a restricted stock award of 10,000 shares of Common Stock issued on December 12, 2012 that may vest within 60 days held by Paradox Capital Partners LLC.  Excluded from the aggregate beneficially owned shares are 110,000 shares of Common Stock held by U.S. Commonwealth Life A.I. (“USL”) of which The Four Camps 2013 Trust is beneficiary.    Harvey Kesner is the sole member and manager of Paradox Capital Partners LLC and in such capacity holds voting and dispositive power over securities of the Company held by Paradox Capital Partners LLC.  The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares held by USL.  Beneficiaries of The Four Camps 2013 Trust include the children of the Reporting Person.  Although the Reporting Person disclaims beneficial ownership of such shares, if aggregated, the percent of the class represented by the aggregate amount beneficially owned and the excluded shares would be approximately 16.9% (based on 820,518 shares of Common Stock issued and outstanding as of May 31, 2013).

CUSIP No. 84842R 304

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paradox Capital Partners LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,782 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,782 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,782 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51% (based on 820,518 shares of Common Stock issued and outstanding as of May 31, 2013)
14.	TYPE OF REPORTING PERSON (see instructions) PN
(1) Harvey Kesner is the manager of Paradox Capital Partners LLC and in such capacity holds voting and dispositive power over securities held by Paradox Capital Partners LLC.
(2) Represents (i) 9,391 shares of Common Stock purchased by Paradox Capital Partners, LLC in a Private Placement on November 7, 2012, (ii) warrants to purchase 9,391 shares of Common Stock purchased by Paradox Capital Partners, LLC, in a Private Placement on November 7, 2012 and (iii) a restricted stock award of 10,000 shares of Common Stock issued on December 12, 2012 that may vest within 60 days held by Paradox Capital Partners LLC.  Excluded from the aggregate beneficially owned shares are 110,000 shares of Common Stock held by U.S. Commonwealth Life A.I. (“USL”) of which The Four Camps 2013 Trust is beneficiary.    Harvey Kesner is the sole member and manager of Paradox Capital Partners LLC and in such capacity holds voting and dispositive power over securities of the Company held by Paradox Capital Partners LLC.  The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares held by USL.  Beneficiaries of The Four Camps 2013 Trust include the children of the Reporting Person.  Although the Reporting Person disclaims beneficial ownership of such shares, if aggregated, the percent of the class represented by the aggregate amount beneficially owned and the excluded shares would be approximately 16.9% (based on 820,518 shares of Common Stock issued and outstanding as of May 31, 2013).

Item 1.  Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Spherix Incorporated, a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on April 9, 2013 (the “Original Schedule 13D”, and, as amended by such Amendment No.1, the “Schedule 13D”).    The address of the principal executive offices of the Issuer is 7927 Jones Branch Drive, Suite 3125, Tysons Corner, VA 22102.

This Amendment No. 1 is being filed to report a material change in the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons, as the case may be, since the filing of the Original Schedule 13D.

Item 2.  Identity and Background.

(a) This statement is filed on behalf of Harvey Kesner and Paradox Capital Partners LLC (“Paradox” and, together with Mr. Kesner, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 4 South Orange Avenue, No. 170, South Orange, NJ 07079.

(c) Mr. Kesner is a partner at a New York based law firm.  Paradox is a private investment company that is wholly owned by Mr. Kesner.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kesner is a citizen of the United States of America. Paradox is a limited liability company formed under the laws of the state of New Jersey.

Item 3.  Source or Amount of Funds or Other Consideration.

9,391 of the shares of Common Stock and warrants to purchase additional shares of Common Stock beneficially owned were acquired in November 2012 (see Item 5 below) with personal assets of Paradox Capital Partners, LLC.

Item 4.  Purpose of Transaction.

Mr. Kesner is the sole member and manager of Paradox.  As a director of the Board of the Company and as its interim Chief Executive Officer, Mr. Kesner is routinely involved in the management of and setting of policy for the Company, and he participates with the Company’s Board of Directors in the consideration of and taking of action on significant corporate events involving the Company.  However, the shares of Common Stock held by the Reporting Persons are held for investment purposes only.  While the Reporting Persons currently have no specific plans to acquire additional shares, the Reporting Persons may do so in the future, including through the exercise of stock options and warrants that the Reporting Persons currently hold or may be granted or issued in the future.  Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the reporting persons’ financial condition.

Except as set forth in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, Harvey Kesner beneficially owns 29,795 shares of the Issuer’s Common Stock, which represents approximately 3.63% of the Issuer’s Common Stock. (1)(2)

(b)	Paradox may be deemed to share voting and dispositive power over 28,782 shares of Common Stock of the Issuer. (2)

(c)
Other than disclosed below, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days:

In November 2012, the Company conducted a private placement of units consisting of Common Stock and warrants to purchase additional shares of Common Stock.  Each unit consisted of one share of Common Stock and a warrant to purchase an additional share of Common Stock.  Paradox purchased 9,391 units in the private placement consisting of 9,391 shares of Common Stock and warrants to purchase an additional 9,391 shares for an aggregate subscription price of $49,997.68.

On November 16, 2012, Mr. Kesner was awarded an option to purchase 1,013 shares of Common Stock as a part of his compensation as a member of the Board of Directors of the Company.

On December 31, 2012, Paradox received 120,000 shares of restricted Common Stock.  These restricted shares of Common Stock will become unrestricted shares of Common Stock upon the closing of the merger transaction described in the Company’s Current Report on Form 8-K filed on April 4, 2013.

On April 4, 2013, Mr. Kesner was awarded an option to purchase 750,000 shares of Common Stock at an exercise price of $7.08 per share and an option to purchase 250,000 shares of Common Stock at an exercise price of $7.08 per share subject to certain vesting conditions, including a VWAP of $12.00 per share for 30 of 90 consecutive days prior to December 31, 2014.

On May 31, 2013, Paradox sold 110,000 of the 120,000 shares of restricted Common Stock to U.S. Commonwealth Life A.I. (“USL”), of which The Four Camps 2013 Trust is beneficiary, for an aggregate purchase price equal to the fair market value of the shares of Common Stock on May 31, 2013 as determined pursuant to a written valuation report prepared by an independent financial advisory firm.  An initial payment of $50,000 was made pending receipt of the final valuation report.  These restricted shares of Common Stock will become unrestricted shares of Common Stock upon the closing of the merger transaction described in the Company’s Current Report on Form 8-K filed on April 4, 2013.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 29,795 shares of Common Stock reported in Item 5(a).

(e)	May 31, 2013.

(1)  Represents options to purchase 1,013 shares of Common Stock at an exercise price of $9.87 per share.

(2) Represents (i) 9,391 shares of Common Stock purchased by Paradox Capital Partners, LLC in a Private Placement on November 7, 2012, (ii) warrants to purchase 9,391 shares of Common Stock purchased by Paradox Capital Partners, LLC, in a Private Placement on November 7, 2012 and (iii) a restricted stock award of 10,000 shares of Common Stock issued on December 12, 2012 that may vest within 60 days held by Paradox Capital Partners LLC.  Excluded from the aggregate beneficially owned shares are 110,000 shares of Common Stock held by U.S. Commonwealth Life A.I. (“USL”) of which The Four Camps 2013 Trust is beneficiary.    Harvey Kesner is the sole member and manager of Paradox Capital Partners LLC and in such capacity holds voting and dispositive power over securities of the Company held by Paradox Capital Partners LLC.  The Reporting Person exercises no investment or voting power and disclaims beneficial ownership of the shares held by USL.  Beneficiaries of The Four Camps 2013 Trust include the children of the Reporting Person.  Although the Reporting Person disclaims beneficial ownership of such shares, if aggregated, the percent of the class represented by the aggregate amount beneficially owned and the excluded shares would be approximately 17% (based on 820,518 shares of Common Stock issued and outstanding as of May 31, 2013).

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the relationship between the Reporting Persons as described above under Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities

Item 7.  Material to Be Filed as Exhibits.

Joint Filing Agreement between Harvey Kesner and Paradox Capital Partners LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 7, 2013

PARADOX CAPITAL PARTNERS LLC

/s/ Harvey J. Kesner Name/title: Harvey J. Kesner, Manager

Signature: /s/ Harvey J. Kesner Name: Harvey J. Kesner

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement between Harvey Kesner and Paradox Capital Partners LLC*

*Previously filed as exhibit 99.1 to the Schedule 13D filed on April 9, 2013.